

Mail Stop 3561

March 29, 2016

Stanley W. Fields
NewsBeat Social, Inc.
3123 NW Industrial Street
Portland, OR 97210

> **Re:** **NewsBeat Social, Inc.**
> **Offering Statement on Form 1-A**
> **Filed March 3, 2016**
> **File No. 024-10529**

Dear Mr. Fields:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General

1. We note that you have indicated in Part I that you used solicitation of interest communications in connection with the proposed offering. Please file such "testing the water" materials as exhibits or advise.

2. We note reference to third party information throughout the prospectus, including, but not limited to, references to information from McKinsey, IBIS and Pew. Please provide us with marked copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support. Additionally, please tell us if any reports

were commissioned by you for use in connection with this offering statement and, if so, please file the consent as an exhibit.

3. Please provide us with objective support for your assertions throughout your offering circular regarding the number of views and users your news videos have garnered, the size of your audience, and the engagement rate on Facebook. For example, provide a basis for the statement "From December 2014 to December 2015, the size of our Facebook audience (i.e., the number of discrete individual user accounts given the opportunity to watch our news reports) increased 64%, to approximately 59 million a month." To the extent you do not have independent support for these statements, please disclose the bases for your belief in the statements.

Part II

Offering Circular

Cover Page

4. Please identify which disclosure format is being followed. See subparagraph (a)(1) of Part II of Form 1-A. In addition, please be sure to include all required information, such as your complete mailing address and telephone number.

5. Please explain whether Fund America Securities will be engaged as a broker dealer for the offering. If so, please separately disclose in footnote 2 the amount of any fees that you expect to pay to Fund America, and confirm that your references to proceeds elsewhere in your offering circular reflect such fee payments.

Summary, page 4

Our Business, page 4

Overview, page 4

6. Please clarify in the first paragraph of this section how the number of views and viewers correlate to revenue for the company, if at all.

Coverage, page 6

7. You disclose that you gather and distribute a high volume of news each day at a low cost. Please explain in this section how this occurs. If you are reliant on third party sources for content, state that in the disclosure. Also, please explain how many of your employees are journalists or reporters, and how many work in each of your locations. Here or in the Workflow section on page 50, please disclose the reasons that you are able to "deliver over fifty news reports per month for every full-time equivalent newsroom employee, for less than $100 per report." If direct reporting is not a significant part of your business because

you are essentially packaging existing reports for delivery on your platform, please clarify that in the disclosure.

Risk Factors, page 10

8. We note your disclosure that you currently have no access to bank credit and that your current cash on hand will fund your operations through June 30, 2016. If you believe that it would be difficult for the company to gain access to credit, include a risk factor addressing that risk.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Plan of Operations, page 36

9. We note your disclosure that your news gathering and distribution offers a disruptive alternative to the model followed by most of the global news industry. Please tell us how you generate content, whether you are to some degree reliant on the existing global news industry for global reporting, and what the cost of replacing content from third party sources with company generated content would be. Expand your disclosure to explain how you gather international news, given that three of your four locations are in the United States. Clarify how you will use "remote bureaus and global operations," and if such bureaus and operations are not currently part of the company, amend your disclosure to explain this statement.

10. Please provide the expected timeline for your proposed activities.

Exhibits

11. Please be sure to file all required exhibits, such as the subscription agreement.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure